August 7, 2009

By EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Attention: H. Roger Schwall, Sean Donahue and Michael Karney

RE:
TransMontaigne Partners L.P.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 9, 2009
File No. 001-32505

Dear Messrs. Schwall, Donahue and Karney:

This letter responds to the comments contained in the letter dated July 29, 2009 from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") to Frederick W. Boutin, Chief Financial Officer of TransMontaigne Partners L.P. (the "Partnership"), regarding the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "2008 10-K"). For your convenience, we have set forth each of your comments below followed by our response to each comment.

Management's Discussion and Analysis, page 46

1.
Please revise your discussion in this section by referring to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations. See SEC Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm and Release No. 33-6835, http://www.sec.gov/rules/interp/33-6835.htm. In this regard, MD&A requires not only a "discussion" but also an "analysis" of known material trends, events, demands, commitments and uncertainties. Further, MD&A should consist of more than a recitation of the financial statements in narrative form. Rather, you should provide an analysis of the changes in your financial condition and results of operations.

  Response:    Pursuant to our telephone conference with the Staff on August 4, 2009, we have limited our response to this comment to the "Results of Operations" section of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") of the 2008 10-K. As the Commission has recognized, the purpose of MD&A is to provide readers information necessary to understand the Partnership's financial results and is intended to satisfy three principal objectives:

    •
    "to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

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    to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

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    to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance."(1)

  (1)
  SEC Release No. 33-8350.

  In SEC Release Nos. 33-8350 and 33-6835 (the "Interpretive Releases"), the Commission set forth its interpretation of the disclosure requirements of Item 303 or Regulation S-K and enumerated several guidelines to assist issuers in satisfying these objectives. The Commission also emphasized the following points regarding the overall MD&A presentation, its focus and content:

    •
    Companies should focus on material information and eliminate immaterial information. The Commission noted that many companies would benefit from starting their MD&A with a section that provides an executive-level overview that provides context for the remainder of the discussion. In addition, the Commission recommended that issuers should use a "layered" approach, where information is presented in a manner that emphasizes the information and analysis that is most important.

    •
    Companies should identify and discuss key performance indicators, including non-financial performance indicators, which their management uses to manage the business and that would be material to investors. In addition, where discussion on a consolidated basis would present an incomplete and misleading picture of the enterprise, segment discussion should be included.

    •
    Companies must identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.

    •
    Companies should provide not only disclosure of information responsive to MD&A's requirements, but also an analysis that is responsive to those requirements that explains management's view of the implications and significance of that information and that satisfies the objectives of MD&A.

  Following a careful review of the 2008 10-K we believe that the Partnership's discussion and analysis of its operating results in MD&A fully complied with the requirements of Item 303 of Regulation S-K and the Interpretive Releases for the following reasons.

  The Partnership has included an executive-level overview that provides context for the remainder of the MD&A discussion. In addition, the Partnership has adopted a layered approach to its analysis, which emphasizes the information that is most important from management's perspective. Specifically, the Partnership deconstructs the total revenue figures for 2006, 2007 and 2008 into the four primary components that the Partnership's management considers to be critical to investor understanding (terminaling services fees net, pipeline transportation fees, management fees and reimbursed costs and other), examines each of those four components by geographic region (Gulf Coast terminals, Midwest terminals, Brownsville terminal, River terminals and Southeast terminals) and provides a detailed analysis and discussion of material period over period changes in line item balances while ignoring immaterial information, where applicable, as discussed below. The partnership also deconstructs the direct operating costs and expenses by type of expense and geographic region and deconstructs direct general and administrative expenses by type of expense (see pages 59 and 60 of the MD&A). In addition, in the introduction to the discussion of the Partnership's results of operations, the Partnership states that its historical results of operations reflect the impact of the Partnership's recent acquisitions, which acquisitions are then highlighted for the reader's benefit.

  Moreover, as recommended by the Commission, in lieu of providing a lengthy and complex narrative, the Partnership has provided clear and concise tabular disclosure, which sets forth the period over period changes in material line items and highlights key performance indicators, such as transactions with affiliates. Finally, in the overview of the MD&A section the Partnership has highlighted the material trends that may effect its business—the volatility in the price of refined petroleum products and the recent events involving Morgan Stanley Capital Group (see pages 47 and 49, respectively, of the MD&A).

2

  Examples of the analysis contained in the discussion of the Partnership's Results of Operations include:

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    On page 55 the Partnership discusses the acquisitions of several terminal facilities completed during the time periods covered by its tabular disclosure and describes the incremental revenue gain generated by the Mexican LPG operations that is attributable to the Brownsville terminal.

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    On pages 55 and 56 the Partnership analyzes the effects that amending its LPG terminaling services agreement with TransMontaigne Inc. had on the rates charged for throughput at our Brownsville LPG terminal and the pipeline transportation fees related to our Diamondback pipeline.

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    On pages 56 and 57 the Partnership includes disclosure and discussion of the terminaling services fees, net, and pipeline transportation fees charged to its affiliates, Morgan Stanley Capital Group and TransMontaigne Inc.

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    On pages 56 and 57 the Partnership explains the two primary structures of its terminaling services agreements, analyzes the allocation of these two structures between external customers and affiliates, discusses the agreements with TransMontaigne Inc. and Morgan Stanley Capital Group relating to its Southeast facilities and discloses the remaining duration of the terminaling services agreements that generated firm commitments.

    •
    On page 57 the Partnership discusses the increase in pipeline transportation fees attributable to the Brownsville terminal resulting from the acquisition of the Mexican LPG operations from Rio Vista.

    •
    On pages 57 and 58 the Partnership describes the termination of a management agreement with TransMontaigne Inc. that accounted, in part, for decreased revenues attributable to management fees and reimbursed costs in certain regions in 2007.

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    On pages 58 and 59, in addition to breaking Other revenue out into geographic regions, the Partnership describes the major components of other revenue through tabular presentation.

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    On page 58 the Partnership explains the impact of sales of product gained resulting from differences in the measurement of product volumes received and distributed, a non-financial performance indicator, including approximate volumes sold and average prices per barrel.

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    On page 58 the Partnership discusses its rebate obligations with respect to annual sales of product gained resulting from differences in the measurement of product volumes received and distributed, at our Southeast terminals

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    On page 59 the Partnership includes disclosure and discussion of the other revenue derived from charges to Morgan Stanley Capital Group and TransMontaigne Inc.

  The partnership nevertheless recognizes that any written product can be improved to provide greater clarity and readability. Consequently, following receipt of your comment letter, the Partnership reviewed its Form 10-Q that will be filed on August 10, 2009 and, prior to filing, to improve clarity and readability we have added additional language regarding:

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    the extent to which newly-constructed tank capacity and ethanol blending functionalities impacted the increase in terminaling services fees, net during the three and six months ended June 30, 2009; and

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    the decrease in other revenue attributable to reductions in utility charges rebilled to customers for the heating of stored products during the three and six months ended June 30, 2009.

3

  To the extent that future filings include descriptions of similar changes and events, the Partnership will add similar language to enhance the readability of its Management's Discussion and Analysis of Financial Condition and Results of Operations.

Director Compensation Table, page 111

2.
Please disclose in a footnote to the table the aggregate number of stock awards outstanding at fiscal year end owned by your directors. See the Instruction to Item 402(k)(2)(iii) and (iv).

  Response:    The Partnership will comply with this comment in future filings. For the Staff's convenience we have attached a revised Director Compensation Table as Appendix A to this letter, which table reflects the omitted footnote disclosure referenced in this comment.

We trust the responses above adequately address the Staff's comments. Further, the Partnership hereby acknowledges that:

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  the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

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  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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  the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquiries regarding the foregoing to Whitney Holmes, of Morrison & Foerster LLP, by telephone at (303) 592-2205or by facsimile at (303) 592-1510; or the undersigned by telephone at (303) 626-8215 or by facsimile at (303) 626-8238.

Sincerely,
/s/ FREDERICK W. BOUTIN
Frederick W. Boutin Chief Financial Officer
cc:
Whitney A. Holmes, Esq., Morrison & Foerster LLP
Jim Bickell, KPMG LLP

4

Appendix A

Director Compensation Table for 2008

Name(a)	Fees earned or paid in cash ($) (b)	Stock awards ($) (c)		All other compensation ($) (g)	Total ($) (h)
Stephen R. Munger(1)	—	—		—	—
Javed Ahmed(1)	—	—		—	—
Goran Trapp(1)	—	—		—	—
Charles L. Dunlap	$15,000	$46,100	(2)	—	$61,100
Duke R. Ligon	$22,500	$56,720	(3)	—	$79,220
Jerry R. Masters	$30,000	$56,720	(3)	—	$86,720
David A. Peters	$30,000	$56,720	(3)	—	$86,720

(1)
Because Messers. Munger, Ahmed and Trapp are employees of an affiliate of our general partner, none of them receives additional compensation for service as a director of our general partner. As of December 31, 2008, none of the foregoing directors held any restricted phantom or other limited partnership interests.

(2)
This dollar amount reflects the aggregate grant date value of the restricted phantom units, computed in accordance with FAS 123(R). The grant date value is equal to $23.05, the closing price of our unrestricted common units on July 18, 2008. The restricted phantom units vest in 25% increments on March 31 and each of the succeeding three anniversaries (with vesting to be accelerated upon a change of control). As of December 31, 2008, Mr. Dunalp held 2,000 restricted phantom units.

(3)
This dollar amount reflects the aggregate grant date value of the restricted phantom units, computed in accordance with FAS 123(R). The grant date value is equal to $28.36, the closing price of our unrestricted common units on March 31, 2008. The restricted phantom units vest in 25% increments on March 31 and each of the succeeding three anniversaries (with vesting to be accelerated upon a change of control). As of December 31, 2008, Mr. Ligon held 2,000 restricted phantom units and Messers Masters and Peters each held 3,500 restricted phantom units.